Exhibit 99.1

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)

Consolidated Financial Statements (Unaudited)
For the three and nine months ended May 31, 2011

Filed: July 13, 2011

A copy of this report will be provided to any shareholder who requests it.

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Consolidated Balance Sheets
(Unaudited)
(expressed in Canadian dollars)	May 31, 2011	Aug. 31, 2010

ASSETS
CURRENT
Cash and cash equivalents	$71,405,634	$2,366,136
Amounts receivable (Note 3)	3,988,794	1,270,548
Other assets	158,268	69,382
Total current assets	75,552,696	3,706,066
Restricted cash (Note 4(a))	49,587,713	-
Performance bonds	2,054,113	160,376
Mineral properties (Note 4)	134,596,630	116,026,514
Assets held for sale (Note 5(c))	951,928	951,928
Fixed assets (Note 5(a))	632,029	309,417
Surface rights (Note 5(b))	22,922,741	5,836,702
Total assets	$286,297,850	$126,991,003
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$2,655,631	$1,402,938
Due to JOGMEC (Note 4(b))	-	423,456
Due to Wesizwe (Note 4(a))	-	443,614
Total current liabilities	2,655,631	2,270,008

Future Income Taxes	23,926,475	21,822,522
Total liabilities	26,582,106	24,092,530
Non Controlling Interest (Note 4(a))	$11,268,996	$11,149,482
SHAREHOLDERS' EQUITY
Share capital (Note 6)	256,312,632	91,794,123
Contributed surplus	13,501,620	10,929,202
Accumulated other comprehensive income	(3,415,608)	(3,415,608)
Deficit	(17,951,896)	(7,558,726)
Total shareholders' equity	248,446,748	91,748,991
Total liabilities and shareholders' equity	$286,297,850	$126,991,003

APPROVED BY THE DIRECTORS:

"Iain McLean"
Iain McLean, Director

"Eric Carlson"
Eric Carlson, Director

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Interim Consolidated Statements of Operations
(Unaudited)
(expressed in Canadian dollars)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	May 31, 2011	May 31, 2010	May 31, 2011	May 31, 2010
EXPENSES
General and administrative	$1,205,142	$1,980,530	$4,758,667	$4,748,141
Foreign exchange (gain) loss	(1,184,564)	820,940	651,568	906,749
Stock compensation expense	2,921,842	-	6,595,692	137,600
Amortization	42,661	25,027	114,623	80,139
	(2,985,081)	(2,826,497)	(12,120,550)	(5,872,629)
Less interest earned	1,084,648	220,145	1,980,225	432,790
Loss for the period before other items	(1,900,433)	(2,606,352)	(10,140,325)	(5,439,839)
Other items:
Realized gain on sale of marketable securities	-	82,047	-	2,796,738
Gain on sale of Project #2 (Note 5)	-	45,619,744	-	45,619,744
Gain on sale of fixed assets	-	227	3,387	1,661
(Loss) Income for the period before income taxes	(1,900,433)	43,095,666	(10,136,938)	42,978,304

Future income tax expense	-	(11,911,718)	-	(12,177,850)
(Loss) Income for the period	(1,900,433)	31,183,948	(10,136,938)	30,800,454
Income attributable to non-controlling interest	171,598	-	256,232	-
Net (loss) income attributable to the stockholders of
Platinum Group Metals	$(2,072,031)	$31,183,948	$(10,393,170)	$30,800,454

Other comprehensive (loss) income
Realized gain on marketable securities	-	(47,660)	-	(1,636,252)
Unrealized loss on marketable securites	-	(18,743)	-	-
Comprehensive (loss) income for the period	$(2,072,031)	$31,117,545	$(10,393,170)	$29,164,202

Basic (loss) earnings per common share	$(0.01)	$0.33	$(0.06)	$0.33
Diluted (loss) earnings per common share	$(0.01)	$0.32	$(0.06)	$0.32
Weighted-average number of common shares outstanding - Basic	173,948,058	93,927,292	159,712,593	93,348,779
Weighted-average number of common shares outstanding - Diluted	173,948,058	97,794,583	159,712,593	95,432,692

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Consolidated Statements of Shareholders' Equity
August 31, 2009 to May 31, 2011 (Unaudited)
(expressed in Canadian dollars)

				Accumulated
	Common shares			other		Total
	without par value		Contributed	comprehensive		shareholders'
	Shares	Amount	surplus	income	Deficit	equity
Balance, August 31, 2009	92,815,667	89,945,316	11,458,915	(975,575)	(34,218,900)	66,209,756
Issued on exercise of stock options	1,149,125	1,848,807	(694,608)	-	-	1,154,199
Stock options granted	-	-	164,895	-	-	164,895
Translation adjustment	-	-	-	(803,781)	-	(803,781)
Realized gain on marketable securities transferred to income				(1,636,252)		(1,636,252)
Net income	-	-	-	-	26,660,174	26,660,174
Balance, August 31, 2010	93,964,792	$91,794,123	$10,929,202	$(3,415,608)	$(7,558,726)	$91,748,991
Issuance of common shares for cash	70,150,000	135,365,649	-	-	-	135,365,649
Issued on exercise of stock options	936,500	1,932,401	(468,121)	-	-	1,464,280
Issued on exercise of warrants	12,533,250	27,220,459	(5,287,273)	-	-	21,933,186
Stock options granted	-	-	8,327,812	-	-	8,327,812
Net loss	-	-	-	-	(10,393,170)	(10,393,170)
Balance, May 31, 2011	177,584,542	$256,312,632	$13,501,620	$(3,415,608)	$(17,951,896)	$248,446,748

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Interim Consolidated Statements of Cash Flows
(Unaudited)
(expressed in Canadian dollars)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	May 31, 2011	May 31, 2010	May 31, 2011	May 31, 2010
OPERATING ACTIVITIES
(Loss) Income for the period	$(2,072,031)	$31,183,948	$(10,393,170)	$30,800,454
Add items not affecting cash
Amortization	42,661	25,027	114,623	80,139
Future income tax expense	-	11,911,718	-	12,177,850
Realized gain on available-for-sale securities	-	(82,047)	-	(2,796,738)
Realized gain on sale of project #2		(45,619,744)		(45,619,744)
Stock compensation expense	2,921,842	-	6,595,692	137,600
Unrealized foreign exchange loss	(1,084,107)	-	737,866	-
Net change in non-cash working capital (Note 11)	(219,159)	(135,913)	(708,815)	367,284
	(410,794)	(2,717,011)	(3,653,804)	(4,853,155)

FINANCING ACTIVITIES
Proceeds from financing	-	-	143,807,500	-
Share issue costs	-	-	(8,441,851)	-
Proceeds from warrant exercises	-	-	21,933,187	-
Proceeds from options exercises	186,980	-	1,464,280	1,114,824
	186,980	-	158,763,116	1,114,824

INVESTING ACTIVITIES
Acquisition of fixed assets	(15,855)	(6,187)	(437,235)	(46,238)
Acquisition cost of mineral properties	(210,477)	(25,238,702)	(331,998)	(27,213,100)
Acquisition of surface rights	-	-	(17,086,713)	-
Amounts receivable (VAT)	(420,571)	-	(3,142,098)	-
Exploration and development expenditures, net of recoveries	(5,277,176)	(155,690)	(14,293,100)	(184,142)
Performance bonds	(30,356)	1,069	(1,893,737)	(8,262)
Proceeds on sale of available-for-sale securities	-	88,347	-	3,006,738
Restricted cash	(118,756)	-	(49,205,411)	-
	(6,073,191)	(25,311,163)	(86,390,292)	(24,445,004)
Net (decrease) increase in cash and cash equivalents	(6,297,005)	(28,028,174)	68,719,020	(28,183,335)
Effect of foreign exchange on cash	2,142,451	-	320,479	-
Cash and cash equivalents, beginning of period	75,560,188	32,810,524	2,366,136	32,965,685
Cash and cash equivalents, end of period	$71,405,634	$4,782,350	$71,405,635	$4,782,350

See accompanying notes to the consolidated financial statements.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited consolidated financial statements
For the quarter ended May 31, 2011

1.	NATURE OF OPERATIONS

The Company is a British Columbia corporation incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation (“New Millennium”). The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreements in Ontario, Canada and the Republic of South Africa.

2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and follow the same significant accounting principles as those outlined in the notes to the audited consolidated financial statements for the year ended August 31, 2010.

3.	AMOUNTS RECEIVABLE

	May. 31, 2011	Aug. 31, 2010
Expenditure advances receivable	$20,748	$8,486
Due from related parties (Note 9 (c) and (d))	4,830	36,089
Harmonized sales tax recoverable	260,736	126,803
Receivable from sale of assets (Note 6(c))	-	652,864
South African value added tax ("VAT") recoverable	3,586,834	444,736
Interest receivable	115,646	1,570
	$3,988,794	$1,270,548

4.	MINERAL PROPERTIES

	May 31, 2011	Aug. 31, 2010
Projects 1 & 3 (a)	$127,394,436	$109,588,950
Other mineral properties (b)	7,202,194	6,437,564
	$134,596,630	$116,026,514

a) Projects 1 & 3

On October 26, 2004 the Company entered into the WBJV with a subsidiary of Anglo Platinum Limited (“Anglo”) and Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”) to pursue platinum exploration and development on combined mineral rights that would eventually cover approximately 72 square kilometres on the Western Bushveld Complex of South Africa. The Company and Anglo Platinum each held a 37% working interest in the WBJV, while Africa Wide held a 26% working interest. The area of the WBJV was comprised of three functional areas described as Project 1 (100% WBJV), Project 2 (50% WBJV: 50% Wesizwe Platinum Ltd.) and Project 3 (100% WBJV). In April 2007 the shareholders of Africa Wide sold 100% of their company to Wesizwe Platinum Ltd (“Wesizwe”).

The Company published a Feasibility Study for Project 1 of the WBJV in July 2008 and later an Updated Feasibility Study in October 2009. Based on the WBJV resource estimate contained in the July 2008 Feasibility Study each party was allocated an equalization amount due or payable based upon their contribution of measured, indicated, and inferred ounces of combined platinum, palladium, rhodium and gold (“4E”) from their contributed properties. On April 22, 2010 the Company paid an equalization amount due to Anglo in the amount of $ 24.83 million (R 186.26 million).

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited consolidated financial statements
For the quarter ended May 31, 2011

Also on April 22, 2010, the partners of the WBJV completed a transaction dissolving the WBJV and reorganizing its underlying assets. Wesizwe acquired all of Anglo’s mineral interests underlying the WBJV, retained Anglo’s interests to Project 2, and then transferred all of Anglo’s interests underlying Projects 1 and 3 into project operating company Maseve. The Company transferred its interests in the mineral rights underlying Projects 1 and 3 into Maseve, and rescinded its interests in Project 2 to Wesizwe. As a result Wesizwe retained 100% of Project 2 and Maseve obtained 100% of Projects 1 and 3.

In exchange for its 18.5% of Project 2 the Company effectively received a 17.75% interest in Maseve. The Company also received a 37% interest in exchange for its share of Projects 1 and 3, bringing its holdings in Maseve to 54.75% . Wesizwe received a 45.25 % initial interest in Maseve.

The Company acquired a further 19.25% interest in Maseve for subscriptions in the amount of approx. $59 million as of January 14, 2011 (R 408.81 million), thereby increasing its shareholding to 74%. The subscription funds are held in escrow for application towards Wesizwe’s capital requirements for Projects 1 and 3. These funds are classified as restricted cash. For every $74 spent on project requirements in Maseve, $26 can be removed from restricted cash to cover Wesizwe’s share of costs.

The sale of the Company’s 18.5% interest in Project 2 was accounted at an estimated fair value of $65.42 million on April 22, 2010, versus an historic cost of $19.80 million, for a gain of $45.62 million. The fair value estimate is highly sensitive to changes in the key assumptions. The transfer of the Company’s 37% interest in Projects 1 and 3 into Maseve was accounted for as a reorganization of existing business and was transferred into Maseve at book cost.

The Company consolidated the financial statements of Maseve from the effective date of the reorganization. The portion of Maseve not owned by the Company, calculated at $11.27 million at May 31, 2011, is accounted for as a non-controlling interest. The portion recognized by the Company amounted to $123.82 million at May 31, 2011.

Site preparations and excavations for twin decline access to the Project 1 ore body commenced on May 3, 2011. At May 31, 2011 the degree of surface disturbance was not significant and therefore does not merit an asset retirement obligation at this time. As of May 31, 2011 the Company has posted $2.054 million as performance bonds in South Africa against reclamation work, approximately $1.4 million of which is posted against work on Project 1.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited consolidated financial statements
For the quarter ended May 31, 2011

b) Other mineral properties Nine months ended May 31, 2011

	South Africa			Canada

	Tweespalk	War Springs	Other	LDI River	Shelby Lake	South Legris	Other	Total
Acquisition costs of mineral rights
Balance, beginning of year	$83,741	$164,953	$20,111	$598,571	$321,856	$60,000	$23,976	$1,273,208
Incurred during period	575	633	5,880	-	-	-	324,910	331,998
Balance, end of period	$84,316	$165,586	$25,991	$598,571	$321,856	$60,000	$348,886	$1,605,206

Deferred exploration costs
Assays and geochemical	$-	$9,655	$52,080	$-	$-	$-	$57,945	$119,680
Drilling	-	234,326	580,854	-	-	-	160,052	975,232
Geological & Geophysical	2,154	92,228	97,312	-	1,200	-	211,850	404,744
Maps, fees and licenses	-	-	-	-	-	-	-	-
Site administration	-	95,270	37,715	-	-	-	-	132,985
Travel	-	21,385	46,784	-	-	-	-	68,169
	2,154	452,864	814,745	-	1,200	-	429,847	1,700,810
Balance, beginning of year	893,106	2,271,260	679,853	366,555	648,975	162,168	142,439	5,164,356
Recoveries	-	(452,864)	(815,314)	-	-	-	-	(1,268,178)
Balance, end of period	$895,260	$2,271,260	$679,284	$366,555	$650,175	$162,168	$572,286	$5,596,988
Total Other Mineral Properties	$979,576	$2,436,846	$705,275	$965,126	$972,031	$222,168	$921,172	$7,202,194

(1)	Republic of South Africa

(i)	War Springs and Tweespalk

On June 3, 2002, the Company acquired an option to earn a 100% interest in the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property both located in the Northern Limb or Platreef area of the Bushveld Complex north of Johannesburg. The Company can settle the vendors’ residual interests in these mineral rights at any time for US$690 per hectare. The Company pays annual prospecting fees to the vendors of US$3.25 per hectare. The vendors retain a 1% NSR Royalty on the property, subject to the Company’s right to purchase the NSR at any time for US$1.4 million.

Black Economic Empowerment groups Africa Wide, a subsidiary of Wesizwe Platinum Ltd. and Taung Minerals (Pty) Ltd., a subsidiary of Platmin Limited, have each acquired a 15% interest in the Company’s rights to the War Springs project carried to bankable feasibility. The Company retains a net 70% project interest. Africa Wide also has a 30% participating interest in the Tweespalk property.

On March 5, 2009 the Company announced an agreement with the Japan Oil, Gas and Metals National Corporation (“JOGMEC”), an incorporated administrative institution of the Government of Japan, whereby they may earn up to a 35% interest in the Company’s rights to the War Springs project for an optional work commitment of US$10 million over 5 years. Total expenditures incurred by JOGMEC to May 31, 2011 amounted to approximately $2,733,758 (May 31, 2010 - $1,920,951).

(ii)	Other

During 2009 the Company acquired by staking various prospecting permits in South Africa including the Sable Joint Venture project area on the Western Limb of the Bushveld Complex west of Pretoria and the Waterberg project area on the far Northern Limb of the Bushveld Complex.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited consolidated financial statements
For the quarter ended May 31, 2011

In October 2009 the Company entered an agreement with JOGMEC and Mnombo Wethu Consultants CC (“Mnombo”) whereby JOGMEC may earn up to a 37% interest in the Waterberg project for an optional work commitment of $3.1 million (US$3.2 million) over 4 years, while at the same time in exchange for matching JOGMEC’s expenditures on a 26/74 basis, Mnombo may earn a 26% interest in the project. If required the Company has agreed to loan Mnombo their first $87,838 in project funding and the Company and JOGMEC may assist Mnombo to acquire commercial loans to fund their ongoing requirements, or may choose to allow Mnombo to defer those costs against their share of future proceeds from the project. Total expenditures incurred by JOGMEC to May 31, 2011 amounted to approximately $937,689 (May 31, 2010 – $353,253).

During 2009 the Company acquired by staking various prospecting permits west of Pretoria along the trend of the south eastern part of the Western Limb. The territory, named the Sable Joint Venture project area, is under agreement to a black economic empowerment group for a 26% interest and Sable Platinum Mining (Pty) Limited as to a 51% interest in exchange for Sable Platinum Mining (Pty) Limited funding approximately $6.0 million (R 42.0 million) in work on the project. The Company is the operator of the project. Total expenditures incurred by Sable Platinum to May 31, 2011 amounted to approximately $611,801.

(2)	Ontario, Canada

The Company maintains a large mineral rights position in the Lac des Iles area north of Thunder Bay as a strategic holding against increasing prices for palladium and platinum. Included in these holdings are is a 100% interest in the Lac Des Iles River, Shelby lake and South Legris properties, all subject to 2.0% NSR royalties, of which the Company may buy back one half in most cases.

(i)	Lac des Isle New Staking

The Company has recently staked new properties in the Lac des Isle camp. During the nine months ended May 31, 2011 the Company incurred $324,910 in staking costs.

(ii)	Bark Lake

On February 10, 2011 the Company acquired a right to earn up to a 75% interest in Benton Resources Corp’s ("Benton") Bark Lake platinum-palladium project, comprised of 19 mineral claims totaling 3,884 hectares located approximately 120 km west of Thunder Bay, Ontario. To earn a 70% interest the Company must make staged option payments of $145,000 in cash ($35,000 paid) and 215,000 shares and complete $1,625,000 in exploration over a 7 year period. The Company may earn a further 5% (75% total) by completing a pre-feasibility study.

(3)	Title to mineral properties

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non- compliance with regulatory requirements.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited consolidated financial statements
For the quarter ended May 31, 2011

5.	FIXED ASSETS

(a)	Equipment, Leaseholds and Vehicles

	May 31, 2011
		Accumulated	Net Book
	Cost	Amortization	Value
Computer equipment and software	$881,436	$453,167	$428,269
Leasehold improvements	38,641	33,804	4,837
Office furniture and equipment	213,131	99,273	113,858
Vehicles	148,910	63,845	85,065
	$1,282,118	$650,089	$632,029

	August 31, 2010
		Accumulated	Net Book
	Cost	Amortization	Value
Computer equipment and software	$512,682	$387,025	$125,657
Leasehold improvements	38,641	31,457	7,184
Office furniture and equipment	266,643	137,140	129,503
Vehicles	82,447	35,374	47,073
	$900,413	$590,996	$309,417

(b)	Surface Rights

In 2004 the Company acquired surface and mineral rights to the 365.64 hectare Elandsfontein 102 JQ farm for total payments of approximately $1.4 million. The mineral rights were transferred to project operating company Maseve on April 22, 2010 while the surface rights, valued at half of the original acquisition cost (approx. $715,000), remain under title to the Company.

During 2008 the Company purchased surface rights adjacent to the WBJV Project 1 deposit area measuring 216.27 hectares for Rand 8.0 million (approx. $1.10 million) as well as surface rights over a portion of the WBJV Project 1 deposit area measuring 358.79 hectares for an amount of Rand 15.69 million (approx. $2.14 million). These surface rights remain under title to the Company.

In August 2010 the Company purchased surface rights covering 1,713 hectares overlaying the area of Project 1, including accommodation facilities, for Rand 130.0 million ($18.80 million). Maseve has been assigned these surface rights.

(c)	Rock Winders

During 2008 the Company acquired two rock winders on behalf of the WBJV at a cost of R 16.6 million (approx. $2.3 million). Later mine designs excluded the use of shafts and winders. During the year ended August 31, 2010 the Company sold one winder for US $1.28 million (approx. $1.30 million). The second winder continues to be held for sale.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited consolidated financial statements
For the quarter ended May 31, 2011

6.	SHARE CAPITAL

(a)	Authorized

Unlimited common shares without par value

(b)	Issued and outstanding

During the period ended May 31, 2011:

(i)

on October 22 and November 3, 2010 the Company closed a bought deal financing for 70.15 million shares, including a 15% over-allotment right fully exercised by the underwriters, at a price of $2.05 per share for gross proceeds of $143,807,500. The underwriters received a commission of 5.5% of the gross proceeds from the entire offering. The Company also paid other issue costs of $532,439 related to TSX and NYSE Amex filing fees, underwriters’ expenses, legal fees and accounting fees.

(ii)	936,500 stock options were exercised for proceeds of $1,464,280.

(iii)	12,533,250 purchase warrants were exercised for proceeds of $21,933,187.

(c)	Incentive stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers and employees. Under the terms of the Agreements, the exercise price of each option is set at a minimum, at the fair value of the common shares at the date of grant. Stock options granted to employees, directors and officers of the Company vest immediately.

The following tables summarize the Company’s outstanding stock options:

		Weighted
	Number	Average	Number
	Outstanding at	Remaining	Exercisable at
Exercise	May 31,	Contractual	May 31
Price	2011	Life (Years)	2011
1.40	972,000	3.20	972,000
1.60	1,037,000	2.38	1,037,000
1.85	100,000	0.23	100,000
2.05	3,884,000	4.96	3,784,000
2.10	2,817,500	4.49	2,817,500
2.20	50,000	4.52	50,000
2.30	100,000	2.67	-
2.36	250,000	2.61	100,000
2.41	100,000	4.71	100,000
2.57	840,000	0.93	840,000
4.15	150,000	1.40	150,000
4.40	720,000	1.40	720,000
	11,020,500	3.73	10,670,500

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited consolidated financial statements
For the quarter ended May 31, 2011

The weighted average exercise price of the exercisable options at period end was $2.19.

		Weighted
		Average
	Number	Exercise
	of Shares	Price
Options outstanding at August 31, 2010	5,000,500	$2.28
Granted	7,401,500	2.06
Exercised	(936,500)	1.51
Forfeited	(445,000)	2.14
Options outstanding at May 31, 2011	11,020,500	$2.20

During the period ended May 31, 2011 the Company granted 7,401,500 stock options (May 31, 2010 – Nil). The Company expensed $6,595,692 (May 31, 2010 - $137,600) relating to stock options granted or vested in the period and capitalized $1,740,315 to Mineral Property Interests (May 31, 2010 - $27,295), not including future income tax liabilities.

The Company used the Black-Scholes model to determine the grant date fair value of stock options granted. The following weighted average assumptions were used in valuing stock options granted during the period ended May 31, 2011:

Risk-free interest rate	2.19
Expected life of options	3.56
Annualized volatility	84.06%
Dividend rate	0.00%

7.	CAPITAL RISK MANAGEMENT

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of equity attributable to common shareholders, contributed surplus, accumulated other comprehensive income and accumulated deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares, issue new debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary based on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company does not currently declare or pay out dividends.

As at May 31, 2011, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited consolidated financial statements
For the quarter ended May 31, 2011

8.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks.

(a) Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i) Trade credit risk

Total credit risk is limited to the carrying amount of amounts receivable.

(ii) Cash and cash equivalents

In order to manage credit and liquidity risk we invest only in term deposits with Canadian Chartered and South African banks that have maturities of three months or less. A South African Bank Rand account held in the United Kingdom is used for holding Rand denominations only, and is controlled entirely by PTM. Deposit limits are also established based on the type of investment, the counterparty and the credit rating.

(b) Liquidity risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements and its exploration and development plans. The annual budget is approved by the Board of Directors.

Future exploration, development, mining, and processing of minerals from the Company’s properties will require additional financing. The Company has no credit facilities in place at this time, although it is currently evaluating possible debt financing. The only other current source of funds available to the Company is the issuance of additional equity capital, which if available, may result in substantial dilution to existing shareholders. There is no assurance that such funding will be available to the Company, or that it will be obtained on terms favourable to the Company. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development, or production on any or all of the Company’s properties, or even a loss of property interests.

(c) Currency risk

The Company’s functional currency is the Canadian dollar, while its operations are in both Canada and South Africa; therefore the Company's net earnings (losses) and other comprehensive earnings (losses) are impacted by fluctuations in the value of foreign currencies in relation to the Canadian dollar. The Company's significant foreign currency exposures on financial instruments comprise cash and cash equivalents, performance bonds, accounts receivable, escrowed funds, and accounts payable and accrued liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited consolidated financial statements
For the quarter ended May 31, 2011

The Company's net loss and other comprehensive loss are affected by changes in the exchange rate between its operating currencies and the Canadian dollar. At May 31, 2011, based on this exposure a 10% change in the Canadian dollar versus Rand foreign exchange rate would give rise to a change in income of approximately $7.2 million. At May 31, 2011, the company held approximately R 640.0 million.

(d) Interest rate risk

The Company’s interest revenue earned on cash and cash equivalents and on short term investments is exposed to interest rate risk. At May 31, 2011, based on this exposure a 1% change in the average interest rate would give rise to an increase/decrease in the earnings for the period of approximately $0.54 million. If one includes restricted cash an additional $0.37 million increase/decrease in the earnings for the period would occur.

9.	RELATED PARTY TRANSACTIONS

Transactions with related parties are as follows:

(a)

During the period, $690,228 (May 31, 2010 - $612,848) was paid to non- independent directors for salary, consulting and bonus. During the period, an additional $6,000 (May 31, 2010 - $Nil) was paid to independent directors for annual and meeting fees. At May 31, 2011, $13,944 was included in accounts payable (May 31, 2010 - $22,757).

(b)

The Company received $Nil (May 31, 2010 - $64,347) during the period from MAG Silver Corp. (“MAG”), a company with three directors in common. MAG terminated its service agreement with the Company on December 31, 2009.

(c)

During the period the Company accrued or received payments of $76,500 (May 31, 2010 - $21,250) from West Kirkland Mining Inc. (“WKM”), a company with three directors in common, for administrative services. Amounts receivable at the end of the period includes an amount of $2,157 (May 31, 2010 - $35,490).

(d)

During the period the Company accrued or received payments of $76,500 (May 31, 2010 - $25,500) from Nextraction Energy Corp. (“NE”), a company with three directors in common, for administrative services. Amounts receivable at the end of the period includes an amount of $2,673 (May 31, 2010 - $33,209 ).

(e)

The Company entered into an office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a director in common in 2005. During the period ended May 31, 2011 the Company accrued or paid Anthem $65,023 under the office lease agreement (May 31, 2010 - $65,870).

All amounts in Amounts receivable and Accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.

These transactions are in the normal course of business and are measured at the exchange amount, which is the consideration established and agreed to by the noted parties.

10.	CONTINGENCIES AND COMMITMENTS

The Company’s remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total $28,792 to August 31, 2012. The Company’s project operating subsidiary Maseve has entered into a long term electricity supply agreement with South African power utility Eskom. Under the agreement the Company is scheduled to receive a 1.5MVA temporary power supply in July, 2011, a 10 MVA construction power supply in mid calendar 2012 and a total 40 MVA production power supply in late calendar 2013 in exchange for connection fees and guarantees totaling Rand 90,508,735 ($12,874,642 at May 31, 2011) to fiscal 2014. For the fiscal years ending on August 31, the aggregate commitments are as follows:

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited consolidated financial statements
For the quarter ended May 31, 2011

August 31, 2011	-
August 31, 2012	8,608,739
August 31, 2013	-
August 31, 2014	4,265,903
$12,874,642

11.	SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital

	Three months	Three months	Nine months	Nine months
	Ended	Ended	Ended	Ended
	May 31, 2011	May 31, 2010	May 31, 2011	May 31, 2010
Amounts receivable	$58,511	$(82,945)	$423,852	$53,925
Prepaid expenses and other	49,647	24,689	(18,538)	(21,237)
Accounts payable, accrued
liabilities and other	(327,317)	(77,657)	(1,114,129)	334,596
	$(219,159)	$(135,913)	$(708,815)	$367,284

12.	SEGMENTED INFORMATION

The Company operates in one operating segment, that being exploration on mineral properties. Segmented information presented on a geographic basis follows:

Assets

	May 31,	August 31,
	2011	2010

Canada	$75,383,148	$5,592,110
South Africa	210,914,702	121,398,893
	$286,297,850	$126,991,003

Substantially all of the Company’s capital expenditures are made in the South African geographical segment.

Results of Operations

	Three months	Three months	Nine months	Nine months
	Ended	Ended	Ended	Ended
	May 31, 2011	May 31, 2010	May 31, 2011	May 31, 2010
Canada	$(2,904,405)	$(1,142,283)	$(9,179,290)	$(600,933)
South Africa	832,374	32,326,231	(1,213,880)	31,401,387
	$(2,072,031)	$31,183,948	$(10,393,170)	$30,800,454

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the unaudited consolidated financial statements
For the quarter ended May 31, 2011

13.	SUBSEQUENT EVENTS

The following event occurred subsequent to period end. This event and other non-material subsequent events may be mentioned elsewhere in these financial statements:

  On July 5, 2011 the Company announced that JIC Mining Services (“JIC”) of Johannesburg, South Africa had been awarded the contract to develop twin 1,200 meter underground decline tunnels into the centre of the WBJV Project 1 platinum deposit. An initial pre-payment of R 25.0 million (approx. $3.55 million on July 11, 2011) will be released to JIC about July 15, 2011 once JIC has provided an appropriate form of performance guarantee. A further retention amount of R 20.69 million (approx. $2.94 million on July 11, 2011) will be released to JIC approximately ten days later. JIC will then be paid according to progress invoicing as work is completed over approximately the next twelve months.